As filed with the Securities and Exchange Commission on August 21, 2018

Registration No. 333-217578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

______________________________

PROCACCIANTI HOTEL REIT, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

______________________________

1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

______________________________

Copies to:

Ron M. Hadar
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
Tel: (401) 946-4600
Fax: (401) 943-6320

Heath D. Linsky Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 (404) 233-7000	Rosemarie A. Thurston Aaron C. Hendricson Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

______________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-217578

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐ (Do not check if a smaller reporting company)
Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-217578) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file exhibits that were not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b)	Exhibits

The following exhibit is filed as part of this Registration Statement:

Exhibit No.	Description
10.7	Purchase and Sale Agreement, by and between The Procaccianti Group, LLC and Grand Traverse Hotel Properties, LLC, dated March 8, 2018 (attached as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018, and incorporated herein by reference).

10.8	Promissory Note, dated August 15, 2018, made by Procaccianti Hotel REIT, Inc. in favor of Procaccianti Companies, Inc. (attached as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018, and incorporated herein by reference).

10.9	General Assignment of Purchase and Sale Contract, dated August 15, 2018, by and between The Procaccianti Group, LLC and Procaccianti Hotel REIT, Inc. and its (indirect) subsidiaries PHR TCI OPCO SUB, LLC and PHR TCI, LLC (attached as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018, and incorporated herein by reference).

10.10	Hotel Management Agreement, dated August 15, 2018, by and between PHR TCI OPCO SUB, LLC, as Owner, and PHR Traverse City Hotel Manager, LLC, as Manager (attached as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018, and incorporated herein by reference).

10.11	Loan Agreement by and among PHR TCI, LLC, as Borrower, Citizens Bank, National Association, as Lender, the other lenders now or hereafter parties hereto, and Citizens Bank, National Association, as Sole Lead Arranger and Sole Bookrunner, dated as of August 15, 2018 (attached as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on August 21, 2018, and incorporated herein by reference).

10.12*	Loan Agreement, dated as of March 29, 2018, between PHR STPFL, LLC and PHR STPFL OPCO SUB, LLC, jointly and severally as Borrower, and Wells Fargo Bank, National Association, as Trustee for the benefit of the registered holders of JPMDB Commercial Mortgage Securities Trust 2017-C7, Commercial Mortgage Pass-Through Certificates, Series 2017-C7, as Lender.

10.13*	Amended and Restated Loan Agreement, dated as of March 29, 2018, between PHR WNC, LLC and PHR WNC OPCO SUB, LLC, jointly and severally, as Borrower and Wells Fargo Bank, National Association, as Trustee for the benefit of the holders of DBJPM 2017-C6 Mortgage Trust Commercial Mortgage Pass-Through Certificates, Series 2017-C6, as Lender.

10.14*	Management Agreement between PHR WNC OPCO SUB, LLC, as Owner, and PHR Wilmington Hotel Manager, LLC, as Manager, dated as of March 29, 2018.

10.15*	Management Agreement between PHR STPFL OPCO SUB, LLC, as Owner, and PHR St. Petersburg Hotel Manager, LLC, as Manager, dated as of March 29, 2018.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranston, State of Rhode Island, on the 21st day of August, 2018.

PROCACCIANTI HOTEL REIT, INC.

By:	/s/ James A. Procaccianti
James A. Procaccianti Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Name	Capacity	Date

	/s/ James A. Procaccianti	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	August 21, 2018
James A. Procaccianti

	/s/ Gregory Vickowski	Chief Financial Officer, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	August 21, 2018
Gregory Vickowski

	/s/ *	Independent Director	August 21, 2018
Lawrence Aubin

	/s/ *	Independent Director	August 21, 2018
Thomas R. Engel

	/s/ *	Independent Director	August 21, 2018
Ronald S. Ohsberg

*By:	/s/ James A. Procaccianti
James A. Procaccianti
Attorney-in-fact